Exhibit 14

                        Allbritton Communications Company
                  Code of Ethics for Senior Financial Officers

Introduction

This Code of Ethics for Senior Financial Officers has been adopted by the Board of Directors of Allbritton Communications Company to promote honest and ethical conduct, proper disclosure of financial information in the Company's periodic reports, and compliance with applicable laws, rules, and regulations by the Company's senior officers who have financial responsibilities.

Applicability

As used in this Code, the term Senior Financial Officer means the Company's Chief Executive Officer, Chief Financial Officer and Controller.

Principles and Practices

In performing his or her duties, each of the Senior Financial Officers must:

         (1) maintain high standards of honest and ethical conduct and avoid any actual or apparent conflict of interest in personal and professional relationships;

         (2) report to the Board of Directors any actual or apparent conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

         (3) provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission and in other public communications;

         (4) comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations; and

         (5) promptly report violations of this Code to the Board of Directors.

Waiver and Amendment

Any request for a waiver of any provision of this Code must be in writing and addressed to the Board of Directors. Any amendment to any provision of this Code must be in writing and adopted by the Board of Directors.

Compliance and Accountability

Each of the Senior Financial Officers will be held accountable for their adherence to this Code.

APPROVED December 10, 2003